SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

MONARCH AMERICA, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
60901Q106
(CUSIP Number)

David Lubin, Esq. David Lubin & Associates, PLLC 108 S. Franklin Avenue Valley Stream, New York 11580 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Hagen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,532,800
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,532,800
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,532,800
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.73%
14.		TYPE OF REPORTING PERSON IN

2

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,532,800
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,532,800
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,532,800
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.71%
14.		TYPE OF REPORTING PERSON IN

3

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Brandt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,232,800
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,232,800
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,232,800
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.51%
14.		TYPE OF REPORTING PERSON IN

4

EXPLANATORY NOTE

This Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Eric Hagen, Jonathan Hunt and Steven Brandt (collectively, the “Reporting Persons”), with respect to the common stock of Monarch America, Inc. (formerly known as Cannibis Kinetics Corp.) (the “Issuer”) filed and amended by Amendment No.1 on April 17, 2014 and further amended by Amendment No.2 on June 30, 2014 (the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 23, 2014, Messrs. Hagen, Brandt and Hunt gifted an aggregate of 3,300,000 shares, 3,300,000 shares and 3,000,000 shares, respectively, of the Issuer’s common stock.

Item 5. Interest in Securities of the Issuer.

(a) As of December 23, 2014, (i) Hagen is deemed the beneficial owner of 69,532,800 shares of  Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock) representing 46.73% of the Issuer’s outstanding common stock, (ii) Hunt is deemed the beneficial owner of 66,532,800 shares of Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock) representing 44.71% of the Issuer’s outstanding common stock, and (iii) Brandt is deemed the beneficial owner of 66,232,800 shares of Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock) representing 44.51% of the Issuer’s outstanding common stock. The foregoing percentages are based upon 93,804,618 shares of Common Stock outstanding.

(b) Hagen has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 69,532,800 shares of Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock). Hunt has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 66,532,800,600 shares of Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock). Brant has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 66,232,800 shares of Common Stock (which includes 54,999,600 shares issuable upon the conversion of the Preferred Stock).

(c) Other than the gifts described in Item 3 above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s Common Stock.

(d) No entity or person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock that are held by the Reporting Persons reported herein.

(e) Not applicable.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014

/s/ Eric Hagen
Eric Hagen

/s/ Jonathan Hunt
Jonathan Hunt

/s/ Steven Brandt
Steven Brandt

6